April 18, 2024

via EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Lory Empie & Robert Klein

Re: Federal National Mortgage Association
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 000-50231

Dear Messrs. Empie & Klein,

The Federal National Mortgage Association (“Fannie Mae”) provides the following information in response to the comment contained in the correspondence of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, dated March 21, 2024, relating to the above-referenced filing. Below we have repeated the text of your comment, following each part of the comment with our response.

Note that our responses herein are limited to the policies and data that relate to our single-family loan portfolio as the income recognition policies adopted for our multifamily loan portfolio during the COVID-19 National Emergency (the Pandemic) were not material to our financial statements. The incremental income we recognized because of the adoption of our Pandemic-related multifamily income recognition policy was less than $200 million, annually, during the period from 2020 to 2023.
1.We note that you elected to suspend TDR accounting for eligible modifications under Section 4013 of the CARES Act during the period beginning on March 1, 2020 and ending on January 1, 2022. We also note the disclosure of your COVID-19 nonaccrual policy on page 117. Please provide us with the following:

•An analysis explaining, in detail, your accounting treatment and policies regarding non-accrual loans and interest income recognition for eligible modifications under Section 4013 of the CARES Act. Cite any authoritative accounting literature or guidance considered and applied. In your response, explain how the interest rate was determined for purposes of any interest income recognition for these loans and discuss any differences in how the interest rate was calculated if it varied depending on the type or length of the modification.

Income Recognition/Nonaccrual Loans

At the beginning of the Pandemic, we adopted a tailored income recognition and nonaccrual policy for our single-family loan portfolio that considered the unique circumstances that were associated with the Pandemic. Specifically, for single-family loans negatively impacted by the Pandemic,(1) we continued to recognize interest income for up to six months of delinquency provided that the loan was either current as of March 1, 2020, or originated after March 1, 2020. We continued to accrue interest income after six months of delinquency provided that the collection of principal and interest continued to be reasonably assured. Otherwise, the loan was placed on nonaccrual status. As noted in the section below titled “The Allowance for Credit Losses on Accrued Interest Receivable,” we concurrently established a valuation allowance for expected credit losses on the accrued interest receivable balances for loans that were subject to our Pandemic-related income recognition policy.

(1) A single-family loan was considered negatively impacted by the Pandemic if the loan went past due or if the borrower requested forbearance during the Pandemic.

Fannie Mae | Midtown Center, 1100 15th Street, NW, Washington, DC 20005

U.S. Securities and Exchange Commission
The income recognition policy we adopted during the Pandemic was, in part, based on the Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised) that was issued by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the National Credit Union Administration, the Office of the Comptroller of the Currency, and the Consumer Financial Protection Bureau, and in consultation with state financial regulators, dated April 7, 2020 (the Interagency Statement).

Our decision to recognize interest income on loans negatively impacted by the Pandemic for up to 6 months was based on the guidance in the Interagency Statement. As the accounting literature does not provide guidance for when a financial institution should place loans on nonaccrual status (other than assets that qualify for the purchased credit deteriorated (PCD) accounting model, which is not applicable), we generally consider the guidance that is issued by the banking regulators when establishing our income recognition policies as such guidance represents a source of industry practice.(2)

We concluded that the forbearance arrangements that we provided are within the scope of the income recognition guidance provided by the Interagency Statement for the following reasons:

•Scope of income recognition guidance: The Interagency Statement indicates that “during the short-term arrangements discussed in [the Interagency Statement], these loans should generally not be reported as nonaccrual.”

•Government mandated modification or deferral programs: The short-term arrangements discussed in the Interagency Statement include “government mandated modification or deferral programs related to COVID-19.” Section 4022 of the CARES Act is an example of a deferral program that was mandated by the government. Specifically, Section 4022 of the CARES Act mandated that Fannie Mae provide forbearance programs to single-family borrowers experiencing financial hardship caused by the Pandemic. A forbearance plan is a short-term loss mitigation option that grants a period during which the borrower’s monthly payment obligations are temporarily reduced or suspended.

•Short-term arrangements: The Interagency Statement indicates that short-term arrangements include those that result in payment delays of up to six months. Under Section 4022 of the CARES Act, we were legally obligated to provide forbearance for periods of up to twelve months. In actual practice, forbearance arrangements were generally granted by our servicers in three and six-month increments. Thus, the forbearance arrangements that we provided during the Pandemic met the definition of short-term as contemplated in the Interagency Statement. To understand how we thought about short term, consider a servicer that granted a borrower forbearance for a period of three months. In this example, the servicer extended the forbearance period twice for a total duration of nine months. In each case, the extension was provided just prior to the previous forbearance arrangement expiring. The short-term arrangement that was subject to the Interagency Statement would only be the first two forbearance periods that total six months in duration.

As we were obligated by the government to provide short-term forbearance arrangements that were consistent with the scope of the Interagency Statement, we concluded that single-family loans that were negatively impacted by the Pandemic should generally remain on accrual status while in a forbearance arrangement for a period that should not exceed six months.

There were some exceptions to the six -month income recognition policy. Specifically, loans that were past due on March 1, 2020, and loans where the borrower declared bankruptcy were placed on nonaccrual status in accordance with our pre-Pandemic income recognition policy.

(2) Note that ASC 606, Revenue from Contracts with Customers, explicitly excludes loans from its scope as such financial instruments are within the scope of ASC 310, Receivables (ASC 606-10-15(c)1). ASC 310 does not provide guidance on when a loan should be placed on nonaccrual status. Specifically, ASC 310-10-35-53A, Interest Income, indicates that ASC 310 does not address how a creditor should recognize, measure or display interest income on a financial asset with a credit loss (except for the guidance related to PCD assets in ASC 310-10-35-53(b) and 53(c), which is not applicable).

U.S. Securities and Exchange Commission
The implementation of our income recognition policy considered the unique legal rights provided to our borrowers. Specifically, each borrower had the legal right to receive forbearance with no additional documentation required other than the borrower’s attestation to a financial hardship caused by the Pandemic. When we implemented the guidance in the Interagency Statement, we assumed that most borrowers whose loans became past due would ultimately exercise their right to receive forbearance. Therefore, we concluded that it would be appropriate to apply the interagency statement’s income recognition guidance to the first 6 months of a loan’s delinquency because each borrower had the legal right to receive forbearance. With the benefit of hindsight, we know that our initial assumption was valid. As an example, from March 2020 through September 2020, 87% of loans that were 60 days or more past due entered forbearance arrangements by September 30, 2020.(3)

For single-family loans that were greater than six months past due, we continued to recognize interest income to the extent that we had concluded that the collection of principal and interest on the loan was reasonably assured. The accounting principle of only recognizing interest income when collection of principal and interest is “reasonably assured” is consistent with the principle that underpins our historical interest income recognition approach. To determine if principal and interest was reasonably assured of collection, we considered data that we believed would give us insight into the loans’ expected performance. Specifically, we considered the borrower’s willingness to engage in loss mitigation options, the probability of default for each loan (from our single-family credit model), the current value of the collateral (an indication of the borrower’s expected behavior), trends in the impacted borrower’s FICO scores and credit card debt, and any other evidence that we determined provided information on expected loan performance. We also considered trends related to other loans that were exiting forbearance arrangements. This data was used to determine which loans would remain on accrual status after the loan was greater than six months past due and which loans would be placed on nonaccrual status.

During each quarter, we established an allowance for credit losses on the accrued interest receivable balance that related to our Pandemic related income recognition policy to ensure that our receivable balance, net of the allowance for credit losses, was always equal to the net amount we expected to collect. See additional information below in the section titled “The Allowance for Credit Losses on Accrued Interest Receivable.”

Accounting for loan restructurings

Restructurings of single-family loans were evaluated to determine whether they resulted in a new loan or a continuation of an existing loan in accordance with ASC 310-20-35-9 through 11. Single-family loan restructurings for borrowers experiencing financial difficulty are accounted for as a continuation of the existing loan because the terms of the restructured loans are not “at least as favorable to the lender as the terms for comparable loans to other customers with similar collection risks who are not refinancing or restructuring a loan with the lender.”

When a loan is restructured via a loan modification or a payment deferral, the past due interest (whether accrued or not) is capitalized into the unpaid principal balance (UPB) of the mortgage loan and such amounts remain contractually due from the borrower. When the past due interest is capitalized, we record a debit to the UPB of the mortgage loan. A corresponding credit must be recorded in our financial statements. To the extent that an accrued interest receivable balance was previously recognized, the credit eliminates that receivable, which ultimately results in a reclassification of the accrued interest receivable balance to the UPB balance. To the extent that all or a portion of the past due interest was not previously recognized as a receivable, the credit is recorded as a discount on the mortgage loan (a form of deferred revenue) which is amortized over the remaining life of the loan on a level yield basis. Our interest income recognition policy related to the capitalization and associated deferral of unrecognized interest income is not material to our financial statements. The amounts capitalized and deferred during the years 2020 through 2023 are disclosed in the table below titled “Held for Investment Loans Negatively Impacted by the Pandemic that Missed Two or More Monthly Payments and were Not Placed on Nonaccrual Status.”

(3) On March 31, 2024, the loan status had improved for approximately 90% of the loans that were 60 days or more past due in this illustrative example (for the period from March 2020 through September 2020). The loan status improves when the loan is current, paid off, repurchased by the seller, or had an improvement in the delinquency status because the borrower has been making payments on the loan. Of the remaining 10%, approximately 7% of the loans in the original population were sold to a third-party and only 3% of the loans in the original population had a negative outcome (foreclosure had occurred or the loan had a higher delinquency status as of March 31, 2024).

U.S. Securities and Exchange Commission
We generally do not write-off the capitalized accrued interest receivable balance on the date of the restructuring as we do not deem these amounts to be uncollectable. A write-off is required in accordance with ASC 326-20-35-8 in the period in which the financial asset is deemed uncollectable. Historically, we have considered the threshold for a write-off as significantly higher than the threshold for a probable loss. The probable loss threshold has generally been interpreted within the financial services industry as between 75% and 80% percent likely. Our historical experience adjusted for current business practices does not support a determination that the uncollectable threshold has been met when a loan has been restructured. When we started to execute payment deferrals and modifications in the second half of 2020, we considered our performance on recent vintages of modifications that had seasoned for a sufficient time-period such that we could evaluate their performance. The most recent vintage of restructurings that had two years of performance were those loans that were modified in 2018. For those loans, approximately 70% of the restructured loans were current or paid off at two years post modification.(4) With the benefit of hindsight, we can evaluate the performance of the payment deferrals and modifications that were made during the Pandemic. For example, of the loans modified between the third quarter of 2020 and the fourth quarter of 2021, more than 90% were current or paid-off at two years post modification.(5) Although this data supports that a write-off was not appropriate, it is also important to understand that we established a valuation allowance against these loans for expected credit losses. As a result, expected credit losses were recognized in a timely manner.

Calculation of Effective Yield

When a loan is on accrual status, we recognize interest income over the contractual life of the loan using the interest method in accordance with ASC 310-20-35-17 through 20. The objective of the interest method is to arrive at periodic interest income (including fees and costs) at a constant effective yield on the net investment in the receivable. The constant effective yield that is necessary to apply the interest method is determined based on the loan’s initial measurement at acquisition (that is, the principal amount of the receivable adjusted by unamortized fees or costs and purchase premium or discount) and the remaining contractual cash flows of the loan. As we have elected to use the contractual method of amortization and the Pandemic-related loan restructurings are accounted for as the continuation of an existing loan, we update our effective yield computation using a prospective approach when our loss mitigation arrangements permanently change the timing and/or the amount that is contractually due from the borrower (that is, for payment deferrals and loan modifications).(6)

The effective yield on the loan is not updated when a borrower is granted a loss mitigation option that does not permanently change the timing and/or the amount that is contractually due from the borrower (that is the effective yield is not updated for forbearance plans, repayment plans and trial modifications).(7) Forbearance plans represented the most common short-term loss mitigation arrangement used by our servicers during the Pandemic; therefore, we have provided a summary in the next paragraph of how we evaluated the need to reset the effective yield at the beginning of a forbearance plan. The analyses for repayment plans and trial modifications are similar and also result in the conclusion that a change in yield is not appropriate.

(4) See page 115 of Fannie Mae’s Annual Report on Form 10-K for the year ended December 31, 2020.
(5) See page 107 of Fannie Mae’s Annual Report on Form 10-K for the year ended December 31, 2022 and page 95 of Fannie Mae’s Annual Report on Form 10-K for the year ended December 31, 2023.
(6) See Appendix A for a description of loss mitigation options we offered during the period covered by this letter, including payment deferrals and loan modifications.
(7) See Appendix A for a description of loss mitigation options we offered during the period covered by this letter, including forbearance plans, repayment plans, and trial modifications.

U.S. Securities and Exchange Commission
At the inception of a forbearance plan, the contractual cash flows are not permanently changed. As a result, interest continues to contractually accrue on the mortgage loan during the forbearance period and the contractual maturity of the loan remains unchanged. If a borrower decides to pay off their mortgage loan either during or after the forbearance period, the payoff amount includes the principal and interest that was due and payable in accordance with the loan’s pre-forbearance amortization schedule. As a result, the limits on the accrual of interest income that are established in ASC 310-20-35 18(a) are not applicable because our forbearance plans do not create a fact pattern where the net investment in the loan would increase to an amount that is greater than the amount in which the borrower could settle the obligation. Additionally, no fees are charged, no costs are capitalized, and no additional credit is extended to borrowers because of a forbearance. Given these facts, we concluded that it would not be appropriate to recalculate the effective yield at the beginning of our forbearance arrangements as there has not been a change in the loan’s basis or a permanent change in the loan’s contractual cash flows that would require a recalculation of the effective yield in accordance with ASC 310-20-35-17 through 20.

The Allowance for Credit Losses on Accrued Interest Receivable

For loans that were negatively impacted by the Pandemic, we established a valuation allowance for expected credit losses on the accrued interest receivable balance by leveraging the probability of default from our single-family credit model to estimate the valuation allowance that would be appropriate for the accrued interest receivable balance.
We concluded that it was appropriate to establish an allowance for expected credit losses on the accrued interest receivable balance for the loans negatively impacted by the Pandemic because our income recognition approach on those loans did not qualify for the practical expedient that we had elected prior to the Pandemic under ASC 326-20-30-5A. Specifically, the accounting guidance allows an entity to forgo the measurement of an allowance for credit losses for accrued interest receivable balances if the entity writes off uncollectable accrued interest receivable balances in a timely manner. As noted below in the section titled “Reversal of Accrued Interest Receivable Balance When a Loan is Placed on Nonaccrual Status,” the nonaccrual policy we adopted for loans that were negatively impacted by the Pandemic does not write-off or reverse interest income in a timely manner. Under our Pandemic-related income recognition policy, interest would not be reversed when the loan is placed on nonaccrual status and the receivable would not be written-off unless the amount was deemed uncollectable. As the nonaccrual policy that we adopted does not meet the threshold of the timely reversal of accrued interest receivable balances that is required to qualify for the practical expedient, we concluded that the practical expedient was not applicable.

Reversal of Accrued Interest Receivable Balance When a Loan is Placed on Nonaccrual Status

Fannie Mae concluded for the loans subject to the Pandemic-related nonaccrual policy that it would not be appropriate to reverse interest income when a mortgage loan is placed on nonaccrual status. We concluded that this approach was appropriate because the accrued interest receivable balance, net of the valuation allowance, was recorded at the net amount that we expected to collect.
•Quantification of the amount of the eligible modifications and the associated interest income recognized, and any interest income deferred, for loans not accounted for as TDRs due to your election under Section 4013 of the CARES Act for each period presented. To the extent there are different types of modifications, or material differences in the terms of the modification, please provide this information separately for each material type of modification.

The following table provides information related to the incremental interest income that we recognized during the Pandemic that we would not have recognized under the income recognition policy that was in effect prior to the Pandemic. The table provides the period-end UPB that is associated with the incremental loans that were on accrual status during the Pandemic and the corresponding interest that was capitalized or deferred when the delinquency was corrected via a payment deferral or a loan modification. Additionally, the table provides the period-end accrued interest receivable balance for loans that were within the scope of this income recognition policy and the corresponding allowance for credit losses.

U.S. Securities and Exchange Commission
The amounts included in the table below represent a reasonable estimate of the impact of the revised policy on our financial results.

Held for Investment Loans Negatively Impacted by the Pandemic that Missed Two or More Monthly Payments and were Not Placed on Nonaccrual Status(i)
	2020	2021	2022	2023
	(Dollars in millions)
As of period end:
Unpaid principal balance (UPB)	$84,850	$35,000	$22,250	$2,600

Accrued interest receivable(ii)	$2,000	$1,150	$500	$100
Allowance for credit losses on accrued interest receivable	(200)	(150)	(100)	—
Net accrued interest receivable	$1,800	$1,000	$400	$100

For the year ended:
Interest income capitalized	$800	$1,800	$1,200	$50
Interest income deferred (not recognized)	(50)	(300)	—	—
Net interest income capitalized and recognized for payment deferrals or loan modifications	$750	$1,500	$1,200	$50

Interest income recognized during the period	$2,700	$1,750	$700	$150
(i) Prior to the Pandemic, we placed single-family loans on nonaccrual status when they had missed two or more payments.
(ii) Based on data as of December 31, 2023, the status of these loans continues to support our conclusion that substantially all of the accrued interest that was capitalized remains collectable. Of the total $3.9 billion in interest income capitalized during the period 2020 through 2023, by December 31, 2023, $900 million was paid-off, approximately $150 million was liquidated via loan sales, foreclosures and repurchases and approximately $150 million relates to loans that were seriously delinquent. As of December 31, 2023, the remaining loans that had interest income capitalized between 2020 and 2023 had a weighted average mark-to-market loan-to-value ratio of 46%.

During the Pandemic, we disclosed the updated accounting policy that we adopted for income recognition in the notes to our annual and quarterly financial statements. Additionally, in our Annual Report on Form 10-K for the year ended December 31, 2020, we disclosed on page 69 in the section titled “Net Interest Income for Loans Negatively Impacted by COVID-19” that “we recognized $2.8 billion in interest income related to these loans [negatively impacted by COVID-19] that we would not have recognized prior to the application of our updated policy.” The amount we disclosed includes the impact of the change to both our single-family and multifamily income recognition policy. The corresponding disclosure of $2.7 billion in the table above represents only the single-family impact. We did not disclose the incremental income that we recognized under our Pandemic-related income recognition policy in subsequent annual filings.
The change in our nonaccrual policy impacted loans that missed two or more monthly payments and were not placed on nonaccrual status. This population primarily consisted of loans that were in forbearance arrangements, trial modifications, or repayment plans and other loans that were simply two or more payments past due and had not entered loss mitigation. As these arrangements are all short-term in nature and we accounted for these loans in a homogenous manner, we did not provide separate information for each subpopulation as they were not deemed to be materially different.

•An analysis explaining, in detail, your accounting treatment and policies for these loans subsequent to the expiration of the relief provided by Section 4013 of the CARES Act. As part of your response, please consider providing an illustrative example of a loan that went through an eligible modification under Section 4013 of the CARES Act, outlining the typical process for determining the interest rate for recognizing interest income on the loan both during and after the expiration of the relief.

U.S. Securities and Exchange Commission
Explanation of accounting treatment and policies

The relief provided in Section 4013 of the CARES Act expired on January 1, 2022. On that same day, we early adopted the component of ASU 2022-02, Accounting Standards Update (ASU) 2022-02, Financial Instruments – Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures (ASU 2022-02) related to the elimination of the recognition and measurement of troubled debt restructurings and the enhancement of the disclosures related to loan restructurings for borrowers experiencing financial difficulty. Generally, our accounting under ASU 2022-02 was consistent with the accounting adopted for loans subject to Section 4013 of the CARES Act. Specifically:

•We continued to evaluate single-family loan restructurings to determine whether they resulted in a new loan or a continuation of an existing loan in accordance with ASC 310-20-35-9 through 11. We accounted for loan restructurings for single-family borrowers experiencing financial difficulty as a continuation of the existing loan because the terms of the restructured loans are not “at least as favorable to the lender as the terms for comparable loans to other customers with similar collection risks who are not refinancing or restructuring a loan with the lender.”

•We continued to use the interest income recognition policy for loans negatively impacted by the Pandemic that was based on the guidance in the Interagency Statement throughout 2022 as we were still required by the CARES Act to provide forbearance to borrowers experiencing financial hardship caused by the Pandemic.(8) Specifically, for single-family loans negatively impacted by the Pandemic, we continued to recognize interest income for up to six months of delinquency provided that the loan was either current as of March 1, 2020, or originated after March 1, 2020. Also, we continued to recognize interest income after six months of delinquency if the collection of principal and interest was reasonably assured. Otherwise, the loan would be placed on nonaccrual status.

•We continued to calculate the effective yield for interest income recognition using the contractual method and only updated the yield when our loss mitigation arrangements permanently changed the timing and/or amount of contractual cash flows due from the borrower.

•We continued to establish a valuation allowance for expected credit losses on the accrued interest receivable balance for loans that were subject to the Pandemic-related income recognition policy.

•We continued to place loans on nonaccrual status without reversing the interest that was previously accrued because we have established a valuation allowance for expected credit losses and the receivable balance, net of the valuation allowance, is equal to the net amount we expect to collect.

(8) The provisions of Section 4022 of the CARES Act that required Fannie Mae to provide forbearance to borrowers that were experiencing a financial hardship caused by the Pandemic did not expire concurrently with the TDR relief that was provided in Section 4013 of the CARES Act. Although Section 4022 of the CARES Act did not have an explicit termination date, we concluded that the forbearance requirements in Section 4022 of the CARES Act expired when the COVID-19 National Emergency was terminated by the federal government. This occurred on April 10, 2023.

U.S. Securities and Exchange Commission

Effective January 1, 2023, we migrated back to a more traditional income recognition approach for delinquencies. Specifically, we began to place loans with new delinquencies on nonaccrual status when they were three or more payments past due in accordance with their contractual terms and reversed the interest income that had been previously accrued. This change in policy acknowledged that the impact of new Pandemic-related forbearance arrangements was no longer material to our financial statements. As a part of this change, we moved from a nonaccrual trigger for single-family loans of two or more missed payments (our pre-Pandemic approach) to three or more missed payments to better align with both our historical credit loss experience and the triggers adopted by others within the financial services industry.

For those loans that are subject to the three-missed payments nonaccrual trigger, we do not establish an allowance for loan losses on the accrued interest receivable balances as we have made an accounting policy election to use the practical expedient under ASC 326-20-30-5A. Specifically, the accounting guidance allows an entity to forgo the measurement of an allowance for credit losses for accrued interest receivable balances if the entity writes off uncollectable accrued interest receivable balances in a timely manner.

For single-family loans negatively impacted by the Pandemic that were three or more months past due as of December 31, 2022, we retained the Pandemic-related nonaccrual policy described in “Income Recognition/Nonaccrual Loans” above, including our policies related to the establishment of a valuation allowance for accrued interest receivable balances (rather than the reversal of accrued interest receivable balances), until one of the following events occurred:

•The loan entered another form of loss mitigation and had a sufficient performance period or

•The loan was placed on nonaccrual status as the collection of principal and interest was not reasonably assured.

Illustrative Example

To illustrate the timing and use of effective yield method, assume that Fannie Mae acquired a 3%, 15-year mortgage loan with a UPB of $100,000 for $98,000 on October 1, 2019. The acquisition yield on this loan was 3.29%, based on the initial measurement of the loan of $98,000 and the monthly contractual payments were $690.58 through the contractual maturity of the loan. The borrower remained current for the first year of the loan but then failed to make their November 1, 2020 payment as a result of a Pandemic-related hardship. After missing three monthly payments on the loan (the loan is 90 days past due), the borrower requested and was granted a three-month forbearance on the loan. The forbearance plan temporarily suspended the borrower’s monthly payment obligations. However, interest continued to contractually accrue on the mortgage loan during the period of suspension and was due and payable at the end of the forbearance period. When the forbearance was complete, payments on the loan were 180 days past due. As payments on the loan were past due during the forbearance period in accordance with the loan’s contractual terms, the loan was reported as past due in our financial statement disclosures.

The loan remained on accrual status for the six months that the loan was delinquent in accordance with our Pandemic-related income recognition policy, and interest income was recognized during this period based on the effective yield calculated at the acquisition of the loan (3.29%). Thus, there was no change to the amount of interest income recognized on the loan during this period as there had not been a permanent change in the contractual cash flows that would trigger the recalculation of our contractual yield.

At the end of the forbearance arrangement, the loan was restructured such that the 6 months of missed payments were deferred, and the accrued interest receivable balance was added to the unpaid principal balance of the loan. The deferred amounts were scheduled to be paid at the current maturity date or earlier payoff and converted into a non-interest-bearing balance. The borrower was contractually obligated to resume their monthly payments of $690.58 beginning May 1, 2021. The deferral of principal and interest payments represented a permanent change to the contractual cash flows on the loan and a reduction of the effective yield to 3.05% as a result of the permanent change in the timing of the contractual cash flows.

U.S. Securities and Exchange Commission

The following illustrates the effective yield on the loan from acquisition through the loan’s restructuring.

We early adopted ASU 2022-02 on January 1, 2022, on a prospective basis. The adoption of this guidance did not result in a change to the effective yield used to recognize interest income on modified loans. As such, for loans on accrual status, the updated yield used to recognize interest income just prior to the expiration of the TDR relief in the CARES Act continued after the expiration of such relief. In the example above, we assumed the loan went past due prior to the adoption of ASU 2022-02. The example would not be conceptually different if the timeline was changed, and the loan went past due after the adoption of the new guidance.

* * * * * *

Our adoption of the accounting policy described herein was approved by the Audit Committee of the Board of Directors at the beginning of the Pandemic. Additionally, FHFA, as conservator, approved our request to recognize interest income for up to a six-month period and to allow for interest income recognition for subsequent periods if our collection of interest and principal was reasonably assured. Throughout the Pandemic, we updated both the Audit Committee and FHFA on significant judgments that we made related to the implementation of our income recognition. Additionally, these matters were discussed with and evaluated by our external auditor, Deloitte, in connection with their annual audits and quarterly reviews during the periods addressed in this letter.

U.S. Securities and Exchange Commission
If you have any questions regarding our responses, you may contact Kirk Silva, Vice President of Accounting Policy at either kirk_c_silva@fanniemae.com or (703) 935 6374.

/s/ Chryssa Halley

Chryssa Halley
Executive Vice President and Chief Financial Officer

cc: Danielle McCoy, General Counsel, Corporate Secretary, and Senior Vice President
Jim Holmberg, Controller and Senior Vice President
Kirk Silva, Vice President, Accounting Policy

U.S. Securities and Exchange Commission

Appendix A
Loss Mitigation Options on Single Family Loans

To understand the policy elections that we have made related to income recognition, it is important to understand the various loss mitigation options that we offer. We offer several types of restructurings to single-family borrowers that may result in a payment delay, interest rate reduction, term extension, or combination thereof. We do not typically offer principal forgiveness. The following types of restructurings we offer to single-family borrowers result only in a payment delay:

•A forbearance plan is a short-term loss mitigation option that grants a period (typically in 3- or 6-month increments) during which the borrower’s monthly payment obligations are temporarily reduced or suspended. However, interest continues to contractually accrue on the mortgage loan during the period of suspension and is due and payable if the borrower decides they want to pay off the loan. A forbearance plan does not impact our reporting of when a loan is considered past due as the loan’s payment terms have not been permanently changed. A forbearance plan does not resolve the delinquency that is created by the period of reduced or suspended payments. Borrowers may exit a forbearance plan by repaying all past due amounts to fully reinstate the loan, paying off the loan in full, or entering another loss mitigation option, such as a repayment plan, a payment deferral, or a loan modification.

•A repayment plan is a short-term loss mitigation option that allows borrowers a specific period to return the loan to current status by paying the regular monthly payment plus additional agreed-upon delinquent amounts (generally for a period up to 12 months and the monthly repayment plan amount must not exceed 150% of the contractual mortgage payment). A repayment plan does not impact our reporting of when a loan is considered past due as the loan’s payment terms have not been permanently changed during the duration of the repayment plan. At the end of the repayment plan, the borrower resumes making the regular monthly payment.

•A payment deferral is a loss mitigation option that defers the repayment of the delinquent principal and interest payments and other eligible default-related amounts that were advanced on behalf of the borrower by converting them into a non-interest-bearing balance due at the earlier of the payoff date, the maturity date, or sale or transfer of the property. The remaining mortgage terms, such as interest rate, payment schedule, and maturity date remain unchanged, and no trial period is required. The number of months of payments deferred varies based on the types of hardships the borrower is facing. Since payment deferrals permanently change the timing of the delinquent principal and interest payments and other eligible default amounts to the current maturity date or earlier payoff, the arrangement impacts our reporting of when a loan is considered past due for amounts that are deferred.

We also offer single-family borrowers a loan modification program. Modifications permanently change the terms of the loan. Our loan modification program generally requires completion of a three to four months' trial period during which the borrower makes reduced monthly payments before receiving the modification. During the trial period, the mortgage loan is not permanently modified and continues to be reported as past due according to its contractual terms. The reduced payments that are made by the borrower during the trial period will result in a payment delay with respect to the original contractual terms of the loan. After successful completion of the trial period and the borrower’s execution of a modification agreement, the mortgage loan is permanently modified. Our loan modification program includes the following concessions:

•Capitalization of past due amounts, a form of payment delay, which capitalizes interest and other eligible default-related amounts that were advanced on behalf of the borrower that are past due into the unpaid principal balance; and

•A term extension, which typically extends the contractual maturity date of the loan to 40 years from the effective date of the modification.

In addition to these concessions, our loan modification program may also include an interest rate reduction, which reduces the contractual interest rate of the loan, or a principal forbearance, which is another form of payment delay that includes contractually changing the timing of a portion of the payments by forbearing repayment of a portion of the principal balance as a non-interest bearing amount that is due at the earlier of the payoff date, the maturity date, or sale or transfer of the property.

U.S. Securities and Exchange Commission

Appendix B

Disclosures Related to Pandemic-Related Income Recognition Policy and Forbearance Plans

The following table provides the location of disclosures in our Annual Reports on Form 10-K that are relevant to our Pandemic-related income recognition policy as well as disclosures regarding our single-family forbearance arrangements.

Form 10-K for the year ended December 31,	Description of Disclosure	Page Reference
2020	Net Interest Income for Loans Negatively Impacted by COVID-19(1)	69
2020	Single-Family Loans in Forbearance	110
2020	Delinquency and Accrual Status of Single-Family Loans in Forbearance	111
2020	Select Higher-Risk Characteristics of Single-Family Loans in Forbearance	112
2020	Status of Single-Family Forbearance Loans	112
2020	Accrued Interest Receivable, net, on Single-Family Loans in Forbearance	113
2020	Single Family TDRs on Accrual Status and Nonaccrual Loans	121
2020	The CARES Act and Interagency Regulatory Guidance	F-24

2021	Net Interest Income	63
2021	Single-Family Loans in Forbearance	107
2021	Delinquency and Accrual Status of Single-Family Loans in Forbearance	108
2021	Status of Single-Family Forbearance Loans	109
2021	Accrued Interest Receivable, net, on Single-Family Loans in Forbearance	110
2021	Nonaccrual Loans	F-18

2022	Forbearance Plans	105
2022	Nonaccrual Loans	F-17

2023	Forbearance Plans and Loan Workouts	94
2023	Nonaccrual Loans	F-11

(1) During the Pandemic, we disclosed the updated accounting policy that we adopted for income recognition in the notes to our quarterly and annual financial statements. Additionally, we disclosed the incremental income that we recognized under our Pandemic-related interest income recognition policy in our Quarterly Reports on Form 10-Q for the periods ended June 30, 2020 and September 30, 2020 and in our Annual Report on Form 10-K for the period ended December 31, 2020. We did not disclose the incremental income that we recognized in our subsequent filings.